Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

FOIA CONFIDENTIAL TREATMENT REQUESTED

BY BLEND LABS, INC.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 CFR 200.83 WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THE UNREDACTED PAPER SUBMISSION FOR EASE OF IDENTIFICATION.

June 25, 2021

Via EDGAR and Secure File Transfer

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Anna Abramson
Jeff Kauten
Melissa Kindelan
Christine Dietz

Re:	Blend Labs, Inc.
Registration Statement on Form S-1
CIK No. 0001855747

Ladies and Gentlemen:

On behalf of our client, Blend Labs, Inc. (the “Company”), we submit this supplemental letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1 (File No. 333-257223), confidentially submitted to the Commission on April 15, 2021, as amended on May 28, 2021, and publicly filed on June 21, 2021 (the “Registration Statement”).

Blend Labs, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

AUSTIN BEIJING BOSTON BRUSSELS HONG KONG LONDON LOS ANGELES NEW YORK PALO ALTO

SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC WILMINGTON, DE

Securities and Exchange Commission

June 25, 2021

Confidential Treatment Request

Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we are providing to the Staff a copy of this letter through the Staff’s secure file transfer.

The Company advises the Staff that the Company intends to effect a [****]-for-1 reverse stock split (the “Reverse Stock Split”) prior to launching its roadshow and will reflect the Reverse Stock Split in the next amendment to its Registration Statement. Accordingly, all numbers of shares and per share values in this letter are presented on a post-split basis to reflect the Reverse Stock Split.

Preliminary Price Range

To assist the Staff in its evaluation of stock compensation disclosures and certain other matters, the Company advises the Staff that the Company currently estimates a preliminary price range of $[****] to $[****] per share (the “Price Range”) for the initial public offering (the “IPO”) of the Company’s common stock, resulting in a midpoint of the Price Range of $[****] per share (the “Midpoint Price”). The Price Range has been estimated based on a number of factors, including developments in the Company’s business, input received from the Company’s “testing the waters meetings,” current market conditions and input received from Goldman Sachs & Co. LLC and Allen & Company LLC (the “Lead Underwriters”), including discussions that took place on June 16, 2021 among representatives of the Company, the Board of Directors of the Company and representatives of the Lead Underwriters.

The Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company or being sold in an acquisition transaction. As is typical for initial public offerings, the Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company and the Lead Underwriters. During these discussions, the parties considered quantitative factors, as well as non-quantitative factors, such as:

•	an analysis of the current step-ups from the last private rounds and typical valuation ranges seen in recent initial public offerings for generally comparable companies;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

Blend Labs, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

June 25, 2021

Prior to June 16, 2021, the Lead Underwriters had not provided the Company with an estimated price range.

The actual bona fide price range to be included in the Registration Statement has not yet been determined and remains subject to adjustment based on further discussions between the Company and the Lead Underwriters, developments in the Company’s business, market conditions and other factors that are outside of the Company’s control. However, the Company believes that the actual bona fide price range will be within the Price Range. In addition, the actual price range to be included in the Registration Statement will be reflected in an amendment to the Registration Statement that will be filed before the commencement of the road show and will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

This letter updates the Company’s previous disclosures regarding the stock options issued by the Company in fiscal year 2020 and to-date in fiscal year 2021, as provided in its response letter to the Commission dated May 28, 2021.

The Company respectfully advises the Staff that it granted the following stock options subsequent to May 28, 2021 and through the date of the Company’s response letter:

Grant Date	Number of Stock Options Granted	Estimated Fair Value and Exercise Price per Share of Common Stock ($)	Fair Value Per Share of Common Stock for Financial Accounting Purposes ($)
June 7, 2021	400,472	14.01	**

The estimate of the fair value per share of the Company’s common stock and the exercise price per share have been determined at the grant date by the Company’s Board of Directors, with inputs from management, and utilizing the common stock valuation report as of May 1, 2021, which was also utilized to determine the exercise price of the May 28, 2021 grant, as described in the response letter to the Commission dated May 28, 2021. The report was provided by a reputable third-party valuation firm and performed in accordance with guidelines outlined in the American Institute of Certified Public Accountants (“AICPA”) Practice Aid, Valuations of Privately-Held Company Equity Securities Issued as Compensation.

In connection with the preparation of the Company’s financial statements for the quarter ended June 30, 2021, for financial reporting purposes the Company plans to reassess the fair value used for computing stock-based compensation expense in connection with grants made in the second quarter of 2021, including the May 28, 2021 and June 7, 2021 grants, after considering pricing information received from its investment bankers and the IPO price, if available at that time, in assessing the fair value of its common stock.

Blend Labs, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

June 25, 2021

Conclusion

As detailed in the prior response letter and based on the above analysis, the Company respectfully submits to the Staff that it has fully complied with the applicable rules and regulations for the determination of fair value, including the best practices outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. However, the Company will monitor the IPO when it ultimately determines the fair value for financial reporting purposes when it prepares its financial statements for the three months ended June 30, 2020 and determine whether adjustment is appropriate.

The Company believes the primary differences between the estimate of the fair value of the Company’s common stock and the exercise price per share on the date of the stock option grant set forth above and in the response letter to the Commission dated May 28, 2021 and the Preliminary Price Range are as follows:

•

The Preliminary Price Range does not reflect the current lack of liquidity for the Company’s common stock whereas the Company’s historical estimated fair values of the Company’s common stock were based on shares that were then illiquid, and as such, were adjusted for a discount for lack of marketability.

•

The Preliminary Price Range assumes a successful IPO with no discount reflecting the estimated timing of such offering and no weighting attributed to secondary transactions or any other outcome for the Company’s business, such as remaining a privately-held company or being sold in an acquisition transaction, all of which was appropriately taken into account in the Company’s contemporaneous valuations of fair value.

•

The Company has taken several steps towards the completion of the IPO, including holding “testing the waters” meetings, at which the Company received feedback from potential investors, engaging additional underwriters, and publicly filing the Registration Statement with the Commission, which the Preliminary Price Range takes into account.

•	The Preliminary Price Range takes into account the significant progress towards closing the acquisition of Title365 that the Company has made.

•

The holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock. The Preliminary Price Range assumes the conversion of all of the Company’s preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation of the Company’s common stock, which is reflected in the Preliminary Price Range.

As such, taking these factors into account and as described above, the Company plans to reassess the fair value used for computing stock-based compensation expense in connection with grants made in the second quarter of 2021, after considering pricing information received from its investment bankers and the IPO price, if available at that time, in assessing the fair value of its common stock.

*****

Blend Labs, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

June 25, 2021

If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience. You may reach me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Nima Ghamsari, Blend Labs, Inc.
Marc Greenberg, Blend Labs, Inc.
Crystal Sumner, Blend Labs, Inc.

Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.
Andrew T. Hill, Wilson Sonsini Goodrich & Rosati, P.C.
Catherine D. Doxsee, Wilson Sonsini Goodrich & Rosati, P.C.

Bradley C. Weber, Goodwin Procter LLP
Mitzi Chang, Goodwin Procter LLP
Julia R. White, Goodwin Procter LLP

Blend Labs, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.